UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one) ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q ☐ Form 10-D ☐  Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Eagle Mountain Corporation
_____________________________________________________________________________________________
Full Name of Registrant

_____________________________________________________________________________________________
Former Name if Applicable

20333 Tomball Pkwy, Suite 204
_____________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Houston, Texas 77070
_____________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered a delay in assembling the information, in particular its financial statements for the quarter ended September 30, 2015, required to be included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. The Company expects to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 with the U.S. Securities and Exchange Commission no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Ronald Cormick                                281                      378-8029
 (Name)                                           (Area Code)                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that there will be a substantive change in the results of operations from the quarter ended September 30, 2015 which is not yet determinable as the Company is still compiling financial data.

Eagle Mountain Corporation
__________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2015                                                                           By: /s/ Ronald Cormick
                       Ronald Cormick
                      Chief Executive Officer